

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2024

Ying Huang
Chief Executive Officer
Legend Biotech Corp
2101 Cottontail Lane
Somerset, NJ 08873

> **Re: Legend Biotech Corp**
> **Form 20-F for Fiscal Year Ended December 31, 2023**
> **Filed March 19, 2024**
> **File No. 001-39307**

Dear Ying Huang:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences